UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 17, 2025

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading

(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

VOTING RESULTS OF THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS MEETING HELD ON 15 SEPTEMBER 2025

On 15 September 2025, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) held its Ordinary Annual General Assembly of Shareholders of 2024 fiscal year (the “AGM”).

The AGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the AGM in accordance with Article 21 of the Company’s Articles of Association and the TCC.

Shareholders at the AGM decided the following, by the majority of votes present:

•	to approve the Company’s audited consolidated financial statements for the year ended December 31, 2024, together with the independent auditors’ report and the Board of Directors’ Annual Report;

•	to release the members of the Board of Directors for all their respective activities in the 2024 fiscal year;

•	to decide not to make a dividend distribution, as no profit has been generated in the 2024 fiscal year;

•	to approve the Board of Directors’ proposal regarding the attendance fee, remuneration, bonus, premium rights of the independent members of the Board of Directors for their membership to the Board of Directors and its Committees, as follows:

i.	a USD 100,000 annual gross payment to the independent members of the Board of Directors for their service on the Board;

ii.	a USD 20,000 annual gross payment to the independent members of the Board of Directors for each committee they chair within the scope of their committee membership; and

iii.	a USD 10,000 annual gross payment to the independent members of the Board of Directors serving in the committees for each committee of which they are a member;

•	to appoint DRT Yeminli Mali Müşavirlik ve Bağımsız Denetim Anonim Şirketi as the independent auditor of the Company to serve until the next Ordinary Annual General Assembly meeting where the accounts and activities of the Company for the year 2025 will be discussed;

•	to authorize the members of the Board of Directors to carry out the transactions set forth under Articles 395 and 396 of the TCC, with respect to the relevant activities;

•	to approve the Board of Directors’ resolution no. 2025/16 dated 30/04/2025 regarding inflation accounting procedures in accordance with the Tax Procedure Law no. 213 and the TCC; and

•	to authorize the Board of Directors to make donations and grants up to a limit of 2 per thousand of the Company’s total assets within the fiscal year.

The minutes of the AGM are available on the Company’s Investor Relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

September 17, 2025	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

	By:	/s/ M. SEÇKİN KÖSEOĞLU
	Name:	M. Seçkin Köseoğlu
	Title:	Chief Financial Officer